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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                 SCHEDULE 14D-9
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934
                                (Amendment No.1)

                        ELRON ELECTRONIC INDUSTRIES LTD.
                            (Name of Subject Company)


                        ELRON ELECTRONIC INDUSTRIES LTD.
                       (Name of Persons Filing Statement)

       Ordinary Shares, nominal value 0.003 New Israeli Shekels per share
                         (Title of Class of Securities)

                                    290160100

                      (CUSIP Number of Class of Securities)

                               Paul Weinberg, Adv.
                      General Counsel & Corporate Secretary
                        Elron Electronic Industries Ltd.
               3 Azrieli Center, 42nd Floor, Tel-Aviv 67023, Israel

                                (972-3) 607-5555

                                 With a copy to:

                               Richard H. Gilden.
                       Kramer Levin Naftalis & Frankel LLP
                           1177 Avenue of the Americas
                            New York, New York 10036
                                Tel: 212-715-9486

(Names, addresses and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.






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This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed by Elron Electronic Industries Ltd., an Israeli company ("Company") on October 31, 2006 with the Securities and Exchange Commission ("Schedule 14D-9"), in connection with the offer by Discount Investment Corporation Ltd. (the "Purchaser") to purchase 4,440,000 outstanding ordinary shares, nominal (par) value NIS 0.003 per share, of the Company, at $12.00 per share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated October 25, 2006 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer").

The information contained in the Schedule 14D-9 is incorporated herein by reference in response to all the items of this Amendment No. 1 to the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 3.

This item is amended by deleting the final paragraph under the section entitled "Past Contacts, Transactions, Negotiations and Agreements" and replacing it with the following new paragraph:

"The Clal Insurance Group, comprising of Clal Insurance Enterprises Holdings Ltd. ("Clal Insurance") and its subsidiaries, as of the date of the Offer, held, to the best of the Company's knowledge, after due enquiry, 183,746 Ordinary Shares including 170,167 shares, held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by companies controlled by Clal Insurance, with respect to which Clal Insurance disclaims beneficial ownership. Clal Insurance is a majority owned subsidiary of IDBD. Clal Finance Batucha Investment Management Ltd., the Israeli depository in connection with the Offer, is a wholly owned subsidiary of Clal Insurance."

This item is further amended by deleting the final paragraph of the item under the section entitled "Related Party Transactions" commencing with the words
"Except as set forth .... and ending with the words "Clal Insurance".



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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 9, 2006            ELRON ELECTRONIC INDUSTRIES LTD.


                                   By: /s/ Doron Birger
                                       -----------------------------
                                   Name:  Doron Birger
                                   Title: President & Chief Executive Officer